UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-37982

AMERICAS GOLD AND SILVER CORPORATION
(Translation of registrant's name into English)

145 King Street West, Suite 2870
Toronto, Ontario, Canada
M5H 1J8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐      Form 40-F ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMERICAS GOLD AND SILVER CORPORATION
(Registrant)

Date: January 8, 2026	By:	/s/Peter McRae
Peter McRae
	Title:	Chief Legal Officer and Senior Vice President Corporate Affairs

INDEX TO EXHIBITS

Exhibit	Description

99.1	News Release dated January 8, 2026